Mail Stop 4561

August 27, 2009

Roy Zisapel
Chief Executive Officer
Radware LTD.
22 Raoul Wallenberg Street
Tel Aviv, Israel 69710

Re: Radware LTD.
         Form 20-F for the Fiscal Year Ended December 31, 2008
         Filed March 25, 2009
         File No. 000-30324

Dear Mr. Zisapel:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review Prospects

A. General, page 33

1. We note from your disclosures on page 35 and elsewhere in your filing that you engaged a third-party valuation specialist to assist you in the determination of fair value for certain identifiable intangible assets acquired in business combinations. We further note from your disclosures on page F-16 that you engaged a third-party valuation specialist to assess impairment during fiscal 2008. Please further describe the nature and extent of the specialists' involvement in determining the fair value to ascribe to your identifiable intangible assets.

B. Operating Results, page 41

2. We note from your disclosures on page 43 that the increase in service revenues is
    derived mainly from growth in your installed customer base, which enabled you to
    generate increased revenue from your service contracts. Please tell us your
    consideration of providing disclosures to quantify the change in your installed
    customer base from period to period. In this respect, it appears as though providing
    enhanced disclosures to quantify your installed customer base for each period
    presented would enhance your overall financial disclosure and enable investors to
    better understand the increase in your service revenues. We refer you to Section III.B
    of SEC Release No. 33-8350, Interpretation: Management's Discussion and Analysis
    of Financial Condition and Results of Operations when preparing your MD&A
    discussion.

3. We note instances where two or more sources of a material change have been
    identified, but the quantification of the amount that each source contributed to the
    change is not disclosed. In other instances, you sometimes refer to an event or
    business condition that "primarily" caused a material change from the preceding
    period. As an example, you state that the increase in research and development
    expenses was primarily attributed to increased expenses due to the devaluation of the
    U.S. dollar against the NIS during 2008 compared with 2007, the increase in
    payments to subcontractors and consultants, and the higher average number of R&D
    employees. As another example, you state that the increase in sales and marketing
    expenses in 2008 was related mainly to your continued investment in the sales team
    in Asia-Pacific, the devaluation of the dollar against the Euro, the NIS and the Asian
    currencies, and increased investments in promoting your brand awareness. Please
    expand such references to quantify each material contributing factor that you identify
    and strive to avoid prefacing the reference to these sources of changes with the word
    "primarily," which obscures the ability of the reader to identify the material sources
    of the change. Where you list two or more factors that contributed to the change, you
    should quantify the effect of each factor. See Section III.D of SEC Release 33-6835,
    Interpretation: Management's Discussion and Analysis of Financial Condition and
    Results of Operations when preparing your MD&A discussion.

4. You emphasize on pages 9 and 11 in the risk factors that you must develop new and
    enhanced products and new features to existing products to remain competitive.
    Please discuss the effect of introducing your new products or enhancements to
    existing products on the company's financial condition, including revenue, from one
    period to the next.

G. Tabular Disclosure of Contractual Obligations, page 49

5. Please clarify why you have included payments for uncertain tax positions in your
    contractual obligations table. In this respect, your disclosures indicate that you are
    unable to reasonably estimate the timing of the settlement for uncertain tax positions.

Uncertain tax liabilities should be included in the contractual obligations table only to the extent that you can make reasonably reliable estimates of the amount and period in which these liabilities will be paid. When the amount and period of payment cannot be reliably estimated, the tax liabilities should either (*a*) excluded from the table or (*b*) included in an "other" column. You should disclose in a footnote the amounts excluded from the contractual obligations table and the basis for exclusion.

Item 6. Directors, Senior Management and Employees

C. Board Practices, page 53

6. Item 6(c)(2) of Form 20-F requires disclosure of directors' service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement. Please tell us why you have not included this disclosure in this section.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 63

7. You state that the company has entered into a number of agreements with members of RAD-Bynet Group which provided you with marketing, administrative and network management services. Please explain the nature of the marketing and other management services provided by the affiliates, the material terms of the arrangements, and the basis on which the services are priced. Tell us how you determined that the terms of the transactions were not different in any material respect from terms you could have obtained from unaffiliated third parties and whether you solicited bids from unaffiliated parties. Note that Item 7.B. of Form 20-F requires the disclosure of transactions in which the nature and extent of the transaction are material to either the company or the related party.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 86

8. You disclose that the company is exposed to market risks relating to foreign currency exchange rate and interest rate fluctuations but do not appear to have provided quantitative disclosure regarding these risks, in the form of tabular disclosure, sensitivity analysis or value at risk disclosures, as required by Item 11(a)(1) of Form 20-F. It appears that quantified disclosure regarding the sensitivity of assets and earnings to fluctuations in exchange rates would be material information to investors, particularly given the company's substantial investment in foreign bank debt and foreign government debt.

Item 15. Controls and Disclosures

a. Disclosure Controls and Procedures, page 87

9. We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were "effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms." In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures definition as set out in Rule 13a-15(e) under the Exchange Act, or recite the entire definition.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

k. Revenue Recognition, page F-16

10. We note from your disclosures that you recognize revenues in accordance with SAB 104. Please explain whether you considered that your Application Delivery and Network Security arrangements contain a software element within the scope of SOP 97-2. We refer to paragraph 2 of SOP 97-2, including footnote 2. In addition, tell us why you believe the post-contract customer support, training and installation are not essential to the functionality of your Application Delivery and Network Security products. We refer you to the guidance in paragraph 9 of SOP 97-2 and EITF 03-5.

11. Please clarify how you determine VSOE of fair value for the post-customer support when the price charged to customers varies in your different territories and vertical markets. In addition, explain how you determine the post-customer support renewal rate that a customer will have to pay upon renewal and tell us how the product price list is determined. In this regard, explain how you determined that VSOE of fair value for the post-customer support is substantive. We refer your to the guidance in paragraphs 10 and 57 of SOP 97-2 and TPA 5100.55.1.

Note 13. Geographic Information and Selected Statements of Income Data, page F-39

12. We note from your disclosures on page 20 that your target market is comprised of two main market sectors: Application Delivery and Network Security. Please clarify how you have evaluated paragraphs 10 through 15 of SFAS 131 when determining that these market sectors do not represent separate operating segments. Clarify what

information is reviewed by your chief operating decision maker to allocate such resources to these solutions. In addition, explain how you met all of the criteria of paragraph 17 of SFAS 131 to aggregate your geographic areas into one reportable segment. As part of your response, tell us your consideration of paragraphs 73 and 74 of SFAS 131, which indicates that aggregation is appropriate only if "operating segments have characteristics so similar that they can be expected to essentially have the same future prospects."

<u>Item 19. Exhibits</u>

13. We note that you have not filed as exhibits any employment contracts with your executive officers or any management compensatory plans such as the Key Employee Share Incentive Plan and the Directors and Consultants Option Plan as required by Instruction 4(c) to the Exhibits in Form 20-F. Please advise us whether you are relying on Instruction 4(c)(v) because you are not required to file these documents in your home country, or tell us why you otherwise believe that these documents do not need to be filed.

14. Please tell us why you have not filed any agreements with USR Technologies and Electronics and Nexcom International Co. Ltd., third party vendors that manufactured approximately half of your products in 2008 and from which you purchase principal components of your products. It appears that you may be substantially dependent upon these vendors and any agreements would be required to be filed pursuant to Instruction 4(b)(ii) to the Exhibits of Form 20-F. In this regard, we note your disclosure on page 28 that you expect your dependency on Nexcom to increase.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief